EXHIBIT 99.1
                                                                 ------------



For Immediate Release                                          29 January 2003


                              WPP GROUP PLC ("WPP")

                                  Board Changes

WPP announces that with effect from 28 January 2003 Sir Christopher Lewinton and Warren Hellman will retire as non-executive directors.

At the same time, David H. Komansky is appointed a non-executive director and Howard Paster a director of WPP.

Mr. Komansky is chairman of the board of Merrill Lynch & Co., Inc, having served as chief executive officer from 1996 to 2002. He began his career at Merrill Lynch in 1968 as a financial consultant and held a succession of management positions in the company's retail brokerage group, including director of National Sales. In 1985, Mr. Komansky was appointed president and chief executive officer of Merrill Lynch Realty/Fine Homes International, and from 1988 to 1995, served as executive vice president responsible for the company's Global Equity Markets, Debt Markets, and combined Debt and Equity Markets, respectively. In 1995, he was named president and chief operating officer of the company.

Among many professional affiliations, Mr. Komansky serves as vice chairman of the board of directors of the New York Stock Exchange, as a director of Schering-Plough Corp., and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organizations, Mr. Komansky serves on the boards of New York Presbyterian Hospital, the American Museum of Natural History and the New York City Police Foundation. He is a trustee of Tsinghua University in Beijing, People's Republic of China, where he also serves on the university's Executive Education Advisory Board.

Howard Paster, former chairman and chief executive officer of Hill & Knowlton, Inc, a WPP company, joined the WPP parent company in August 2002 in the new role of executive vice president, public relations / public affairs, overseeing WPP's portfolio of public relations and public affairs businesses. Prior to joining the WPP Group, he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.

For further information, contact:

Feona McEwan, WPP                         Tel:  (London) +44 20 7408 2204
www.wpp.com